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                              February 22, 2023

       Joshua Apfelroth
       Partner
       Proskauer Rose LLP
       Eleven Times Square
       New York, NY 10036

                                                        Re: Ritchie Bros
Auctioneers Inc.
                                                            Definitive
Additional Soliciting Materials
                                                            Filed February 17,
2023 by Luxor Capital Group, LP et. al.
                                                            File No. 001-13425

       Dear Joshua Apfelroth:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Definitive Additional Soliciting Materials

       RBA Shareholders Presentation

   1.                                                   We note, in slide 9,
that you state that    if the deal is voted down, RBA stock will
                                                        soar.    The inclusion
of valuations in soliciting materials is only appropriate and consonant with Rule 14a-9 when
made in good faith and on a reasonable basis and where
                                                        accompanied by
disclosure which facilities shareholders    understanding of the basis for
                                                        and the limitations on
the projected realizable values. See Exchange Act Release No.
                                                        16833 (May 23, 1980).
Please provide us with your analysis supporting your statement and confirm that in
future filings in which you provide similar disclosure you will include a similar analysis. To
the extent the information in slide 26 provides support for your statement, please
provide us with support for slide 26.
   2. You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal
reputation or make charges of illegal, improper or immoral conduct without factual
foundation. Provide us supplementally, or disclose, the factual foundation
 Joshua Apfelroth
Proskauer Rose LLP
February 22, 2023
Page 2
         for your statements listed below. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9.

                Slide 12: your page header: "Fabricated forecast used by RBA management to manipulate and shortchange RBA investors" and the last bullet point in the slide.
                Slide 74: the fourth bullet point.
3. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note your disclosure, on slide 12, stating if RBA had used
         its original forecast, based on their advisors    methodology, its
Board would not have been
         able to obtain the fairness opinions.
4.       Please provide us support for your disclosure about the four
investment banks    analyses,
         including their names.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Dan Duchovny at 202-551-3619.



FirstName LastNameJoshua Apfelroth                              Sincerely,
Comapany NameProskauer Rose LLP
                                                                Division of
Corporation Finance
February 22, 2023 Page 2                                        Office of
Mergers & Acquisitions
FirstName LastName